UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37485

Jupai Holdings Limited

(Exact name of registrant as specified in its charter)

Building 4, No. 1588 Xinyang Road

Lingang New Area, China (Shanghai) Pilot Free Trade Zone

Shanghai 201413

People’s Republic of China

Telephone: +86 21 5226 5925

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US$0.0005 per share

American depositary shares, each representing six ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  66

Pursuant to the requirements of the Securities Exchange Act of 1934, Jupai Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Jupai Holdings Limited
Date: March 28, 2025
	By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Chairman of the Board of Directors and Chief Executive Officer